Exhibit 2.7

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Sabretooth Energy Ltd. (“Sabretooth”)

702, 2303 - 4th St. SW

Calgary, Alberta

T2S 2S7

Item 2	Date of Material Change

December 24, 2008

Item 3	News Releases

A news release was issued by Sabretooth on December 24, 2008 and disseminated through the facilities of Canada Newswire.

Item 4	Summary of Material Changes

On December 24, 2008, Sabretooth sold 59 net sections of Montney petroleum and natural gas rights, and certain wells and seismic access and interpretations (collectively, the “Assets”) to HFG Holdings Inc. (“HFG”) in exchange for 156,546,590 common shares of HFG (“HFG Shares”) at a deemed price of $0.20 per share. The recently drilled and completed horizontal well at Gordondale (as previously announced on November 20, 2008) was not included in the transaction. Sabretooth also assumed a $1.0 million tie-in commitment and purchased 5,000,000 HFG Shares for cash at a price of $0.20 per share.

Item 5	Full Description of Material Change

Sabretooth sold the Assets to HFG in exchange for 156,546,590 HFG Shares of HFG at a deemed price of $0.20 per share. The Assets sold by Sabretooth include, inter alia, the Red Creek well at A15-01-86-22 W6M currently waiting on completion, an existing Oak Halfway/Montney producing well at 16-34-85-18W6M, an undrilled development well at Gordondale, the Montney reserves applicable to a previously drilled vertical well at Oak, the undeveloped Montney petroleum and natural gas rights at Mica, Oak/Stoddart, Sinclair, Nig/Birley, Red Creek and Two Rivers as well as access to certain seismic data and interpretations appurtenant to the assets being conveyed. The recently drilled and completed horizontal well at Gordondale (as previously announced on November 20, 2008) was not included in the transaction. Sabretooth also assumed a $1.0 million tie-in commitment and purchased 5,000,000 HFG Shares for cash at a price of $0.20 per share.

Immediately following the closing of the transaction, HFG completed a private placement of 60,885,900 HFG Shares at a price of $0.25 per share on a flow-

through basis pursuant to the provisions of the Income Tax Act (Canada) for gross proceeds of $15,221,475.

Sabretooth now owns approximately 71% of the outstanding HFG Shares. All of the HFG Shares held by Sabretooth have been placed in escrow in accordance the terms of a value securities escrow agreement pursuant to the policies of the TSX Venture Exchange.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that such information is confidential.

Item 8	Executive Officer

Joe McFarlane is knowledgeable about the material change and may be reached at (403) 229-3050, ext. 2241.

Item 9	Date of Report

January 2, 2009